UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Welcomes Appointment of Joint Provisional Liquidators in Cayman Islands

We, LDK Solar Co., Ltd. – in provisional liquidation, have announced the Grand Court of the Cayman Islands appointed Tammy Fu and Eleanor Fisher, both partners of Zolfo Cooper (Cayman) Limited of 38 Market Street, 2nd Floor, Canella Court, Camana Bay, Grand Cayman, Cayman Islands, as joint provisional liquidators (“JPLs”) for the us on February 27, 2014. This appointment was made pursuant to a winding-up petition filed by us, acting by our directors, on February 21, 2014 on grounds of insolvency. We welcome the appointment of the JPLs and will work with them to resolve our offshore liquidity issues.

While the Cayman court ordered that no suit, action or proceeding may be brought or commenced against us without the permission of the Cayman court, the JPLs have been jointly and severally granted authority, among other things, to (i) promote a scheme of arrangement to present to the our creditors and (ii) bring or defend any action or legal proceeding in any jurisdiction in the name and on behalf of the us. The court order also required the consent of the JPLs and the prior sanction of the Cayman court for us to enter into any restructuring support agreement (“RSA”) or loan agreement.

The Cayman court also instructed a further hearing of the winding-up petition and the summons pursuant to which it was ordered that provisional liquidators be appointed to take place at the Law Courts, Grand Cayman, on Wednesday, April 2, 2014 at 10.00 a.m. (Cayman time) to allow our creditors (including contingent and future creditors) to appear by counsel and be heard, upon 7-days’ prior notice to our Cayman attorneys, Campbells of Floor 4, Willow House, Cricket Square, PO Box 884, Grand Cayman KY1-1103, Cayman Islands. Copies of the winding-up petition, the summons for the appointment of provisional liquidators, the supporting affidavits, counsel’s written submission and the order made on February 27, 2014 may be obtained (in hard copy or electronic form) from our Cayman attorneys as well.

The discussions between us and holders of Renminbi-denominated US$-settled 10% Senior Notes due February 28, 2014 (the “Senior Notes”) as well as holders of the convertible preferred shares issued by one of our affiliate and involving claims against us (the “Preferred Obligations”) are on-going. Subject to the Cayman court sanction, it is anticipated that we will enter into two RSAs with a majority of the holders of each of the Senior Notes and the Preferred Obligations.

We have no intention of initiating any debt restructuring proceedings in respect of our affiliated entities operating in the People’s Republic of China. The bank group for our mainland China operations has expressed unanimous support for our continued discussions with the offshore creditors with a view to resolving our offshore liquidity issues.

Our press release issued on March 3, 2014 is attached hereto as Exhibit 99.1. Also attached hereto is a Notice of Appointment of Provisional Liquidators to our creditors as Exhibit 99.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

	By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer

Date: March 3, 2014

Exhibit 99.1

LDK Solar Welcomes Appointment of Joint Provisional Liquidators in Cayman Islands

Xinyu City, China and Sunnyvale, California, March 3, 2014 – LDK Solar Co., Ltd. – in provisional liquidation (“LDK Solar” or the “Company”; NYSE: LDK) announces that the Grand Court of the Cayman Islands appointed Tammy Fu and Eleanor Fisher, both partners of Zolfo Cooper (Cayman) Limited of 38 Market Street, 2nd Floor, Canella Court, Camana Bay, Grand Cayman, Cayman Islands, as joint provisional liquidators (“JPLs”) for the Company on February 27, 2014. This appointment was made pursuant to a winding-up petition filed by the Company, acting by its directors, on February 21, 2014 on grounds of insolvency. The Company welcomes the appointment of the JPLs and will work with them to resolve its offshore liquidity issues.

While the Cayman court ordered that no suit, action or proceeding may be brought or commenced against the Company without the permission of the Cayman court, the JPLs have been jointly and severally granted authority, among other things, to (i) promote a scheme of arrangement to present to the Company’s creditors and (ii) bring or defend any action or legal proceeding in any jurisdiction in the name and on behalf of the Company. The court order also required the consent of the JPLs and the prior sanction of the Cayman court for the Company to enter into any restructuring support agreement (“RSA”) or loan agreement.

The Cayman court also instructed a further hearing of the winding-up petition and the summons pursuant to which it was ordered that provisional liquidators be appointed to take place at the Law Courts, Grand Cayman, on Wednesday, April 2, 2014 at 10.00 a.m. (Cayman time) to allow creditors of the Company (including contingent and future creditors) to appear by counsel and be heard, upon 7-days’ prior notice to the Company’s Cayman attorneys, Campbells of Floor 4, Willow House, Cricket Square, PO Box 884, Grand Cayman KY1-1103, Cayman Islands. Copies of the winding-up petition, the summons for the appointment of provisional liquidators, the supporting affidavits, counsel’s written submission and the order made on February 27, 2014 may be obtained (in hard copy or electronic form) from the Company’s Cayman attorneys as well.

The discussions between LDK Solar and holders of Renminbi-denominated US$-settled 10% Senior Notes due February 28, 2014 (the “Senior Notes”) as well as holders of the convertible preferred shares issued by a Company affiliate and involving claims against the Company (the “Preferred Obligations”) are on-going. Subject to the Cayman court sanction, it is anticipated that the Company will enter into two RSAs with a majority of the holders of each of the Senior Notes and the Preferred Obligations.

The Company has no intention of initiating any debt restructuring proceedings in respect of the LDK Solar-affiliated entities operating in the People’s Republic of China. The Company’s bank group for its mainland China operations has expressed unanimous support for the Company’s continued discussions with its offshore creditors with a view to resolving its offshore liquidity issues.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the projected financial information provided herein, LDK Solar’s ability to raise additional capital to finance its operating activities, its ability to achieve a consensual solution to its onshore and offshore liabilities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections about LDK Solar and the PV industry as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Company in provisional liquidation

Lisa Laukkanen The Blueshirt Group for LDK Solar lisa@blueshirtgroup.com +1-415-217-4967	Jack Lai Executive VP and CFO LDK Solar Co., Ltd. IR@ldksolar.com

Provisional Liquidators

Tammy Fu Zolfo Cooper (Cayman) Limited Cayman Islands	Eleanor Fisher Zolfo Cooper (Cayman) Limited Cayman Islands
LDKenquiries@zolfocooper.ky +1-345-946-00811

Financial Advisor to Company in provisional liquidation

Augusto King Jefferies LLC aking@Jefferies.com	Steven Strom Jefferies LLC sstrom@Jefferies.com	Richard Klein Jefferies LLC rklein@Jefferies.com

Legal Advisors to Company in provisional liquidation

Thomas Albrecht Sidley Austin talbrecht@sidley.com	Timothy Li Sidley Austin htli@sidley.com	Guy Manning Campbells gmanning@campbells.com.ky	Mark Goodman Campbells mgoodman@campbells.com.ky

Financial Advisor to Holders Brandon Gale Houlihan Lokey bgale@hl.com	Legal Advisor to Holders Daniel Anderson Ropes & Gray daniel.anderson@ropesgray.com

Exhibit 99.2

IN THE GRAND COURT OF THE CAYMAN ISLANDS

FINANCIAL SERVICES DIVISION

FSD No. 14 of 2014 (AJJ)

IN THE MATTER OF THE COMPANIES LAW (2013 REVISION)

AND IN THE MATTER OF LDK SOLAR CO., LTD

NOTICE OF APPOINTMENT OF PROVISIONAL LIQUIDATORS

TAKE NOTICE that on the 21st February 2014 LDK Solar Co., Ltd (“Company”), acting by its directors, presented a winding up petition to the Grand Court of the Cayman Islands (“Court”), Financial Services Division, for an order that the Company be wound up on grounds of insolvency.

AND TAKE NOTICE that by an Order of the Court made on the 27th February 2014 Eleanor Fisher and Tammy Fu of Zolfo Cooper (Cayman) Limited of 38 Market Street, 2nd Floor, Canella Court, Camana Bay, Grand Cayman, Cayman Islands were appointed as joint provisional liquidators of the Company and authorised (among other things) to promote a scheme of arrangement to present to the Company’s creditors.

AND TAKE NOTICE that a further hearing of the winding up petition and the summons pursuant to which it was ordered that provisional liquidators be appointed will take place at the Law Courts, Grand Cayman on Wednesday the 2nd April 2014 at 10.00am (local time). Any creditor of the Company (including contingent and future creditors) who wishes to appear by counsel and be heard at the further hearing shall give 7 days’ notice of his intention to the Company’s attorneys. Copies of the winding up petition, the summons for the appointment of provisional liquidators, the supporting affidavits, counsel’s written submission and the order made on the 27th February 2014 may be obtained (in hard copy or electronic form) from the Company’s attorneys.

AND TAKE NOTICE that discussions between the Company and holders of the Company’s Renminbi-denominated US$-settled 10% Senior Notes due 28 February, 2014 (the “Senior Notes”) as well as holders of the convertible preferred shares issued by a Company affiliate and involving claims against the Company (the “Preferred Obligations”) are on-going. Subject to Court sanction, it is anticipated that the Company will enter into two restructuring support agreements with a majority of the holders of each of the Senior Notes and the Preferred Obligations.

AND TAKE NOTICE that the Company has no intention of initiating any debt restructuring proceedings in respect of the LDK Solar-affiliated entities operating in the People’s Republic of China. The Company’s bank group for its mainland China operations has expressed unanimous support for the Company’s continued discussions with its offshore creditors with a view to resolving its offshore liquidity issues.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the projected financial information provided herein, the Company’s ability to raise additional capital to finance its operating activities, its ability to achieve a consensual solution to its onshore and offshore liabilities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of the Company to operate as a public company, the period of time during which its current liquidity will enable the Company to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of the Company’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to the Company as of the date such information was prepared and on its expectations, assumptions, estimates and projections about the Company and the PV industry as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. The Company undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

DATED this 3rd day of March 2014

/s/ Tammy Fu
Tammy Fu
Joint Provisional Liquidator

Contact for enquiries:

LDKenquiries@zolfocooper.ky

Contact details of Company’s attorneys:

Campbells
Willow House, Cricket Square,
PO Box 884GT
Grand Cayman, KY1-1103
Cayman Islands
Guy Manning (gmanning@campbells.com.ky) and
Mark Goodman (mgoodman@campbells.com.ky)